SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934
                                (Amendment No. 3)

                    Maxus Real Property Investors-Four, L.P.
                       (Name of Subject Company (Issuer))

          Maxus Real Property Investors-Four, L.P. (Offeror and Issuer)
                            (Names of Filing Persons)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                          _____________________________

                    Maxus Real Property Investors-Four, L.P.
                           Attn: Christine A. Robinson
                                 104 Armour Road
                        North Kansas City, Missouri 64116
                                 (816) 303-4500
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                             Scott M. Herpich, Esq.
                               Lathrop & Gage L.C.
                        2345 Grand Boulevard, Suite 2400
                        Kansas City, Missouri 64108-2684
                                 (816) 460-5806

[   ]    Check  box  if  the filing relates solely to preliminary communications made  before  the commencement of a tender offer.

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

         This   Amendment   No.  3 amends  and  supplements  the   Solicitation/
Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 13, 2001, as amended (as amended, the "Schedule 14D-9) by Maxus Real Property Investors-Four, L.P. (the "Partnership"), relating to the tender offer by O. Bruce Mill (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule TO dated July 10, 2001, to purchase all of the outstanding Units for cash at a price equal to $400 per Unit, reduced by any backup withholdings, tendered on or before 12:00 Midnight, Central Daylight Time, on Tuesday, August 7, 2001, and upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2001 (as amended, the "Offer to Purchase").

Item 4.  The Solicitation or Recommendation

         As previously noted, if the Purchaser succeeds in his proposal, there is a potential acceleration of the Partnership's loan with NorthMarq. If this is the case, the Loan will become immediately due and payable. In addition the default interest rate would be 11.45 percent as compared to the current rate of
7.45 percent. In the event of the acceleration of the Loan, tendering limited partners will still receive the $400 per unit consideration offered pursuant to the tender offer as long as the Purchaser closes the tender offer. The potential acceleration of the Loan would only affect the remaining limited partners who do not tender to the Purchaser.

Item 7.  Purpose of the Transaction and Plans or Proposals

         Except for our decision to begin a $10 per unit quarterly distribution to the limited partners, we are not undertaking or engaged in any negotiations in response to the Offer to Purchase with the Purchaser, Everest Investors 12 LLC or any other person that relates to (i) a tender offer or acquisition of the units; (ii) an extraordinary transaction such as a merger, reorganization or liquidation of the Partnership; (iii) any purchase, sale or transfer of a material amount of assets of the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

         As previously stated, we were contacted by Everest Investors 12 LLC regarding their potential desire to purchase some limited partnership units. On July 25, 2001, we received the only written communications from Everest concerning their potential interest in acquiring units in the Partnership. Everest requested that we waive the $75 transfer fee, because the purchases by Everest will not require the Partnership to incur the time and expense of SEC filings. The Partnership has decided not to waive the $75 transfer fee with respect to any acquisitions by Everest.

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

Item 9. Materials to be filed as Exhibits.

(a)(1) Letter from the Partnership to the Limited Partners dated July 13, 2001.*

(a)(2) Letter  from  the  Partnership  to  the  Limited  Partners dated July 19,
       2001.**

(a)(3) Letter  from  the  Partnership  to  the  Limited  Partners dated July 27,
       2001.***

(a)(4) Letter  from  the  Partnership  to the  Limited Partners dated August 17,
       2001.

* Previously filed as an exhibit to Schedule 14D-9 filed July 13, 2001. ** Previously filed as an exhibit to Schedule 14D-9 filed July 19, 2001. *** Previously filed as an exhibit to Schedule 14D-9 filed July 27, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   August  17, 2001                    MAXUS REAL PROPERTY
                                            INVESTORS-FOUR, L.P.,
                                            a Missouri limited partnership


                                                   By:      Maxus Capital Corp,
                                                             General Partner

                                                   By: /s/  David L. Johnson
                                                   Name:    David L. Johnson
                                                   Title:   Chairman and
                                                            Executive Vice
                                                            President